Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

April 28, 2011

Quarter 1/2011 Interim Report

Deutsche Börse Group: financial highlights

Quarter ended

31	March 2011 31 March 2010

Consolidated income statement

Sales revenue €m 558.6 519.2

Net interest income from banking business €m 16.1 11.0

Earnings before interest and tax (EBIT) €m 316.3 245.6

Net income for the period €m 212.8 156.9

Consolidated cash flow statement

Cash flows from operating activities €m 68.3 300.7

Consolidated balance sheet (as at 31 March)

Equity € m 3,594.0 3,567.8

Total assets €m 172,048.1 162,319.0

Performance indicators

Earnings per share (basic and diluted) € 1.14 0.84

Market indicators

Xetra

Number of transactions m 59.5 43.8

Trading volume (single-counted) €bn 361.3 299.1

Floor trading

Trading volume (single-counted)1) €bn 17.4 16.4

Eurex

Number of contracts m 687.4 652.0

Clearstream

Value of securities deposited (average for the period) international €bn 5,949 5,684 domestic €bn 5,384 4,996

Number of transactions international m 10.4 9.1

domestic m 23.7 18.8

Global Securities Financing (average outstanding volume for the period) €bn 543.0 490.8

Deutsche Börse share price

Opening price2) € 51.80 58.00

High3) € 62.48 58.93

Low3) € 50.58 45.45

Closing price (as at 31 March) € 53.55 54.88

1) Excluding certificates a nd warrants

2) Closing price on preceding trading day

3) Intraday price

Group management report | 1

Deutsche Börse generates best quarterly results since 2008

- Sales revenue was up 8 percent year-on-year to €558.6 million (Q1/2010: €519.2 million).
- Net interest income from banking business rose significantly by 46 percent to €16.1 million (Q1/2010: €11.0 million).
- Operating costs declined by 12 percent year-on-year to €214.6 million (Q1/2010: €244.8 million).
- Earnings before interest and tax (EBIT) were up 29 percent to €316.3 million (Q1/2010: €245.6 million).
- Basic earnings per share amounted to €1.14 for an average of 186.0 million shares (Q1/2010: €0.84 for 185.9 million shares).
- Due to the implementation of improved operating efficiency ahead of schedule, the annual savings of around €150 million planned from 2013 onwards will already be generated from 2012. And for 2011, Deutsche Börse is anticipating savings of €115 million, rather than the original target cost reduction of €85 million.
- Operating costs for 2011 are expected to be €890 million, 4 percent below the original target of €925 million.
- Operating cash flow amounted to €68.3 million (Q1/2010: €300.7 million) in the first quarter of 2011. The decrease results primarily from an income tax payment that was made from already established provisions and had no impact on the consolidated income statement. Furthermore, the termination of a financial loss liability insurance policy in the fourth quarter of 2009 had had a positive effect on cash flows in the first quarter of 2010.
- A dividend of €2.10 per share – the same as in the previous year – will be proposed to the Annual General Meeting on 12 May 2011.

Development of Deutsche Börse AG shares since the beginning of Q1/2011


Quoted price €
Turnover €m
70
60
50
40
800
600
400
200
0
3.1.-7.1.
10.1.-14.1.
17.1.-21.1.
24.1.-28.1.
31.1.-4.2.
7.2.-11.2.
14.2.-18.2.
21.2.-25.2.
28.2.-4.3.
7.3.-11.3.
14.3.-18.3.
21.3.-25.3.
28.3.-1.4.
4.4.-8.4.
11.4.-15.4.
18.4.-21.4.

— Daily Deutsche Börse closing share price
— DAX® performance[1]
— STOXX® Europe 600 Financials[1]
■ Order book turnover of Deutsche Börse share

1) Index-linked, closing price on 31 December 2010

2	Group management report Financial statements Notes

Group interim management report

Proposed business combination of Deutsche Börse AG and NYSE Euronext

On 15 February 2011, Deutsche Börse AG and NYSE Euronext announced that they have entered into a business combination agreement following approval from both companies’ boards. Under the agreement, the companies will combine to create the world’s premier global exchange group.

On 1 April, NASDAQ OMX and IntercontinentalExchange have announced their intention to make an unsolicited offer for all of the outstanding shares of NYSE Euronext for US$ 42.50 in cash and stock per share. Deutsche Börse AG has been informed by NYSE Euronext that the NYSE Euronext Board of Directors has decided to reject the unsolicited proposal by NASDAQ OMX and Interconti-nentalExchange. On 19 April, NASDAQ OMX and Inter-continentalExchange submitted a proposed merger agreement to the Board of Directors of NYSE Euronext giving details on the proposal of NASDAQ OMX and Intercontinen-talExchange. On 21 April, NYSE Euronext’s Board of Directors reaffirmed its strong commitment to the combination agreement with Deutsche Börse AG and its rejection of the proposal from NASDAQ OMX.

In Deutsche Börse’s opinion the agreed merger of two of the strongest exchange organisations in the industry, NYSE Euronext and Deutsche Börse, will create compelling value for shareholders of both companies. The value creation unlocked by this combination is driven by significant growth opportunities across different asset classes and geographies, identified cost synergies based on joint estimates and highly attractive distributions for shareholders in the combined group based on superior cash flow generation paired with a strong balance sheet.

Results of operations, financial position and net assets

Results of operations

In principle, the drivers of Deutsche Börse’s business activities developed positively in the first quarter of 2011. In addition, the natural disaster in Japan and political unrest in Northern Africa and the Middle East led to a higher volatility of the markets and caused market participants to hedge against risks by restructuring their portfolios on short notice. As a result, sales revenue grew in the Xetra and Eurex trading segments in the first quarter of 2011. Business development in the other segments was also positive. The steady growth of post-trade services in the Clearstream segment continued the trend of the previous year, and the Market Data & Analytics segment further increased its sales of data products in the market data and information business. Overall, Deutsche Börse Group’s sales revenue rose by 8 percent year-on-year to €558.6 million (Q1/2010: €519.2 million). Net interest income from banking business generated in the Clear-stream segment recovered significantly, growing by 46 percent to €16.1 million (Q1/2010: €11.0 million). Although interest rates were still low in the first quarter of 2011, customer cash balances were significantly higher than in the prior-year quarter.

Total costs amounted to €271.3 million in the first quarter, a year-on-year decline of 9 percent (Q1/2010: €298.8 million). While volume-related costs increased slightly to €56.7 million (Q1/2010: €54.0 million), operating costs fell by 12 percent to €214.6 million (Q1/2010: €244.8 million). The decline in the operating costs that the Group can control was primarily driven by three factors, which are also reflected in the costs of the individual operating segments:

? The efficiency measures launched in 2010 were successful more rapidly than originally planned and thus contributed favourably to staff costs and non-personnel costs in the first quarter of 2011.

Group management report | 3

- Depreciation and amortisation expenses decreased compared with the prior-year quarter partly due to impairment losses relating to intangible assets in 2010.
- Non-recurring costs in the first quarter of 2011 fell to €13.6 million (Q1/2010: €27.8 million). They are composed of costs for efficiency programmes of €3.4 million (Q1/2010: €27.8 million) and expenses for the planned merger with NYSE Euronext amounting to €10.2 million (Q1/2010: nil).

The result from equity investments increased significantly year-on-year to €4.6 million (Q1/2010: €1.7 million). It is generated primarily by Scoach Holding S.A., Direct Edge Holdings, LLC and European Energy Exchange AG.

Driven by higher sales revenue combined with lower costs, EBIT rose significantly by 29 percent to €316.3 million (Q1/2010: €245.6 million).

The Group's financial result for the first quarter of 2011 was €–19.8 million (Q1/2010: €–22.9 million) and reflects in particular the interest expense from financing the acquisition of International Securities Exchange (ISE).

Following the completion of the relocation of the Group headquarters to Eschborn, the effective Group tax rate fell again, to 26.0 percent in the first quarter of 2011 (Q1/2010: 27.0 percent).

Net income for the first quarter of 2011 rose by 36 percent to €212.8 million (Q1/2010: €156.9 million). Basic earnings per share, based on a weighted average of 186.0 million shares outstanding, rose to €1.14 in the first quarter of 2011 (Q1/2010: €0.84 for 185.9 million shares outstanding).

Operating efficiency programme

To prepare timely for structural change in financial markets and for changing customer requirements as well as in response to the uncertain market environment, Deutsche Börse AG's Executive Board adopted measures in the first quarter of 2010 to optimise operational processes and cost structures. To this end, Deutsche Börse resolved to reassign operating functions across the Group's locations, further harmonise the IT infrastructure, trim down its management structure, and to intensify the focus on its core activities.

This programme significantly enhances Deutsche Börse Group's cost efficiency. As the ongoing efficiency measures can be implemented faster than planned, the annual savings of around €150 million – originally targeted for 2013 – will already be achieved starting in 2012. For 2011, Deutsche Börse Group now expects a savings volume of around €115 million, rather than the cost efficiency gains of €85 million planned initially.

Sales revenue and EBIT by quarter

€ millions


519.2
245.6
564.4
257.4
504.3
244.1
518.4
-219.3[1]
558.6
316.3
Q1/2010
Q2/2010
Q3/2010
Q4/2010
Q1/2011
Sales revenue
EBIT

1) Including the ISE impairment charge

Breakdown of sales revenue by segment

€ millions


519.2
558.6
57.5
Market Data & Analytics
187.9
198.1
Clearstream
213.8
250.0
Eurex
65.0
73.0
Xetra
Q1/2010
Q1/2011

4 | Group management report Financial statements Notes

As rigorous cost discipline was maintained in the first quarter of 2011 and the implementation of the efficiency measures has accelerated, Deutsche Börse has reduced its guidance for operating costs in 2011 by around €35 million to €890 million, before the costs of efficiency programmes described above and the costs of the proposed merger with NYSE Euronext.

Xetra segment

- Sales revenue rose by 12 percent to €73.0 million (Q1/2010: €65.0 million).
- EBIT increased by 47 percent to €38.4 million (Q1/2010: €26.2 million).

Trading activity increased significantly in January and February. On several days in March, it even reached new highs as market participants restructured their portfolios in a secure, transparent market in light of the sharp rise in volatility. Accordingly, the trading volumes by institutional and private investors on Xetra® and in floor trading increased year-on-year. The number of electronic transactions in Xetra trading was up by 36 percent in the first quarter of 2011 to 59.5 million (Q1/2010: 43.8 million). The trading volume also showed a double-digit increase in the first quarter, rising by 21 percent to €361.3 billion (Q1/2010: €299.1 billion). By contrast, the average value of a Xetra transaction declined slightly to €12.1 thousand in the first quarter (Q1/2010: €13.7 thousand).

Xetra segment: key indicators

Trading volume (order book turnover, single-counted)	Q1/2011 €bn	Q1/2010 €bn	Change %
Xetra®	361.3	299.1	21
Floor[1]	17.4	16.4	6
Tradegate	8.1	3.7	119
Transactions	m	m	%
Xetra®	59.5	43.8	36

1) Excluding certificates and warrants

Besides institutional investors, who primarily use Xetra, trading activity also increased again among private investors compared with the prior-year quarter. The floor-traded volume at the Frankfurt Stock Exchange grew by 6 percent in the first quarter of 2011 to €17.4 billion (Q1/2010: €16.4 billion). There was an even sharper increase in trading volumes at Tradegate Exchange, the Berlin-based trading venue for private investors operated by a company in which Deutsche Börse has held a majority interest since the beginning of January 2010. In the first quarter of 2011, Tradegate Exchange generated a trading volume of €8.1 billion. This represents an increase of 119 percent and is due primarily to success in connecting new intermediaries for private investors. However, in terms of order book turnover, the leading German platform for private investors is still the trading floor of the Frankfurt Stock Exchange, which is to be retained even after its switch to Xetra (see below). Deutsche Börse aims to further expand its cash market business in other European countries by leveraging the strength of its international distribution network in order to attract new participants and connect them via the existing data lines.

As a result of higher sales revenue and lower costs, also on a segment level, EBIT increased significantly by 47 percent to €38.4 million (Q1/2010: €26.2 million).

Over ten years ago, Deutsche Börse started trading exchange-traded funds (ETFs) on Xetra in a separate segment (XTF®). ETFs combine the flexibility of an equity with the risk diversification of a portfolio. They track the performance of entire markets or sectors in a single product, are traded via stock exchanges as efficiently and with the same liquidity as equities, and can be bought at low transaction costs without load fees. Since their launch in Europe, their number and assets under management have grown steadily. As at 31 March 2011, 788 ETFs were listed on Deutsche Börse (Q1/2010: 617 ETFs), the number of issuers grew to 19 (Q1/2010: 14) and the assets under management held by ETF issuers amounted to €168.8 billion (Q1/2010: €134.4 billion). Deutsche Börse's XTF segment increased its trading volume by 23 percent in the first quarter of 2011 to €46.3 billion (Q1/2010: €37.7 billion). The most heavily traded ETFs are based on the European STOXX® equity indices and on the German DAX® blue-chip index. In some cases, they are more liquid than DAX® shares.

As well as for ETFs, Deutsche Börse also operates a segment for exchange-traded commodities (ETCs). Xetra-Gold®, a physically backed bearer bond issued by Deutsche Börse Commodities GmbH, is the most successful ETC product. As at 31 March, Deutsche Börse Group held 49.7 tonnes of gold in custody (Q1/2010: 40.4 tonnes). Given a gold price of €32.55 per gram (closing price on 31 March 2011), the value of the gold was equivalent to around €1.6 billion (Q1/2010: €1.1 billion).

Group management report | 5

In the listing business, Deutsche Börse recorded 72 new admissions in the reporting period, including two in the Prime Standard, one in the General Standard and two in the Entry Standard. Over 80 percent of these were foreign listings, demonstrating that more and more international issuers are using Deutsche Börse as a listing platform. In January, Oasmia Pharmaceuticals became the first Swedish company to be listed in the General Standard on the Regulated Market. In addition, UK company Williams Grand Prix Holdings became the first Formula 1 team to join the Entry Standard. The total issue volume in the first quarter stood at over €270 million.

Deutsche Börse Group is continuously developing its trading technology. Starting in spring 2011, customers in London will have high-speed access to Xetra and Eurex, enabling a connection speed of less than 4.5 milliseconds between London und Frankfurt.

In addition, the Exchange Council of the Frankfurt Stock Exchange has resolved to extend trading hours on Xetra under the new specialist model to 8 a.m. to 8 p.m., probably with effect from 1 June. Furthermore, the Xetra specialist model will replace lead broker-based floor trading on 23 May. There will also be structural changes with regards to the fee model. In future, the specialist will receive payments for liquidity provision directly from the Exchange. This will replace the currently existing brokerage commissions. The change results in an increase of volume-related costs of around €15 million in 2011. At the same time, sales revenue in the Xetra segment will increase by approximately the same amount.

Breakdown of sales revenue in the Xetra segment

€ millions


65.0
17.4
5.0
6.0
10.9
25.7
73.0
18.7
5.4
7.4
11.8
29.7
Other[1]
Connectivity
Floor trading
Central counterparty for equities
Xetra electronic trading system
Q1/2010
Q1/2011

1) Including income from listing and cooperation agreements and IT sales revenue allocated to the segment

Eurex segment

- Eurex sales revenue grew by 8 percent to €230.0 million (Q1/2010: €213.8 million).
- EBIT increased by 18 percent to €139.7 million (Q1/2010: €118.8 million).

In the first quarter of 2011, the Eurex segment increased the volume of contracts for its European products year-on-year. Trading volumes for European futures and options were up by a total of 8 percent on the previous year at 489.8 million contracts (Q1/2010: 452.8 million). Trading volumes on the International Securities Exchange (ISE) were slightly down on the prior-year quarter at 197.6 million (Q1/2010: 199.2 million). Overall, 687.4 million contracts were traded on Deutsche Börse Group's derivatives exchanges, a year-on-year increase of 5 percent (Q1/2010: 652.0 million).

European index derivatives were the highest-volume product group by revenue. The noticeable growth in Eurex transactions is due, among other things, to the increased use of exchange-traded and centrally cleared derivatives in the current market environment, which was characterised by heightened volatility in the first quarter. They recorded a 7 percent rise to 214.8 million contracts (Q1/2010: 200.0 million). The highest-volume products in this segment were derivatives on the EURO STOXX 50® with 174.4 million contracts traded (Q1/2010: 159.4 million).

The volume of contracts generated by European equity derivatives held steady year-on-year at 107.4 million (Q1/2010: 105.9 million). Trading in single-stock futures rose by 15 percent to 22.9 million contracts (Q1/2010: 20.0 million), while trading in equity options declined to 84.5 million contracts (Q1/2010: 85.8 million).

Among the recently introduced asset classes, dividend derivatives continue to enjoy growth: 1.5 million traded contracts in the first quarter of 2011 mean a year-on-year increase of 25 percent (Q1/2010: 1.2 million). The sales revenue generated by dividend derivatives is recognised partly as index derivatives sales revenue and partly as equity derivatives sales revenue.

6 | Group management report Financial statements Notes

Due to changes in trading participants' expectations with regard to inflation and interest rate levels, European interest rate derivatives grew by 14 percent to 165.6 million contracts (Q1/2010: 145.6 million). In particular, derivatives on two-year interest rates, such as Euro-Schatz futures and options, benefited from more volatile trading in fixed-income products.

Due to competition with several other trading platforms, ISE trading volume in US options declined year-on-year. In the first quarter of 2011, the number of contracts amounted to 197.6 million (Q1/2010: 199.2 million). Despite the slight decrease in trading volumes, sales revenue in US options rose in the first quarter 2011. This increase is mainly due to a new pricing model. Its maker-taker component includes payments for providers of liquidity which are not to be netted against sales revenue but are reported separately as volume-related costs. On an overall basis, effects of higher sales revenue and higher costs do not have any impact on the consolidated income statement. In the medium term, ISE trading volumes could be positively impacted by the fact that ISE gained approval from the US Securities and Exchange Commission (SEC) on 24 February 2011 for institutional crossing orders. ISE had been forced to discontinue this type of order in the second half of 2009 on the SEC's instructions. ISE will now step up efforts to win back the crossing business that has migrated to floor-based exchanges in the interim.

Besides derivatives trading, Eurex also operates Eurex Clearing, Europe's leading clearing house. In the first quarter of 2011, Eurex Clearing announced new services that focus on risk management and safety for OTC derivatives. First, Eurex Clearing will introduce a new Client Asset Protection service for its listed and OTC markets. The Client Asset Protection service will offer full protection of client assets within the clearing house and allow for immediate portability of positions and assets in case of a clearing member default. Second, Eurex Clearing plans to introduce a new risk methodology for the clearing house, which will be portfolio-based rather than instrument-focused as in many current CCP risk management approaches. The new portfolio-based risk methodology will allow cross-margining between Eurex's listed derivatives and OTC interest rate swaps and equity derivatives (except CDSs), offering buy-side and sell-side firms significant margin and collateral efficiencies. On the basis of these new services, Eurex Clearing plans to expand its "Eurex OTC Clear" service to include OTC-traded interest rate and equity derivatives, thereby anticipating forthcoming regulatory reforms, which already require standardised OTC derivatives in the US to be cleared centrally according to the Dodd-Frank Act, and are expected to become law in Europe in a similar form in the course of the year. The Eurex OTC clearing offering already includes OTC-traded futures and options on equities and interest rate products with contract specifications similar to Eurex contracts as well as Eurex Credit Clear, a central counterparty for OTC-traded credit default swaps (CDSs).

Contract volumes in the derivatives markets

	Q1/2011 m contracts	Q1/2010 m contracts	Change %
European equity index derivatives[1]	216.0	201.0	7
European equity derivatives[1]	107.7	106.1	2
European interest rate derivatives	165.6	145.6	14
Total European derivatives (Eurex)[2]	**489.8**	**452.8**	**8**
US options (ISE)	197.6	199.2	–1
Total Eurex and ISE	**687.4**	**652.0**	**5**

1) Dividend derivatives have been allocated to the esity index and equity derivatives.
2) The total shown does not equal the sum of the individual figures as it includes other traded derivatives such as ETF, volatility, agricultural, precious metals and emission derivatives.

Together with leading banks, Eurex operates the Eurex Bonds® trading platform for interbank trading in European government bonds and treasury bills, underlying instruments of government bonds and futures, covered bonds and agency debt, and bonds from a range of countries. Turnover at Eurex Bonds increased to €32.8 billion (single-counted) in the first quarter of 2011 (Q1/2010: €29.6 billion). This positive trend is due to both an overall rise in issue volumes and increased demand for investments in issues with top-notch ratings.

The Eurex Repo markets continued to expand their business volumes – in the euro market, the CHF market and the GC Pooling® market. The average outstanding volume across all repo markets rose by 38 percent in the first quarter of 2011 to a new record of €260.8 billion (Q1/2010: €188.5 billion, single-counted for both periods), with the CHF market expanding by 58 percent and

Group management report | 7

the euro market by 21 percent. GC Pooling, the collateralised money market that Eurex Repo operates jointly with Eurex Clearing and Clearstream and which has proven to be a reliable liquidity pool for market participants, likewise maintained its successful performance. Average outstanding volumes reached €93.4 billion in the first quarter, an increase of 17 percent year-on-year (Q1/2010: €79.7 billion, single-counted for both periods). GC Pooling enables balance-sheet friendly and anonymous money market trading in which standardised collateral baskets (a group of securities with similar quality features, such as issuer credit rating) are traded and cleared via a central counterparty (Eurex Clearing).

Breakdown of sales revenue in the Eurex segment


€ millions
213.8
230.0
33.1
28.7
10.9
46.4
94.7
36.4
33.4
10.9
50.9
98.4
Other[1]
US options
European equity derivatives
European interest rate derivatives
European index derivatives
Q1/2010
Q1/2011

1) Including IT sales revenue allocated to the segment

The sharp increase in EBIT by 18 percent to €139.7 million is attributable to lower operating costs and a simultaneous increase in sales revenue (Q1/2010: €118.8 million).

By expanding its existing interest to a 56 percent majority interest in European Energy Exchange AG, Eurex is increasing its involvement in the trading and clearing of energy and emission rights. Eurex has been cooperating with EEX since as far back as December 2007. The majority interest enables Eurex to make this strategic alliance more effective, in particular with the aim of developing the energy exchange's international dimension.

Eurex will continue to expand its global customer network with the aim of acquiring new participants in 2011. The focus of this expansion is primarily on the Asia-Pacific region, where the Eurex business is steadily gaining in significance. Eurex will also continue its Trader Development Programme in 2011. This programme supports traders not previously active on the Eurex markets by offering comprehensive training and reduced trading and clearing fees. The initiative is primarily aimed at Eurex participants worldwide who wish to expand their trading activities by training young talent.

On 1 February 2011, Eurex introduced a new pricing model. The principal goal is to further increase the attractiveness of the Eurex marketplace by offering incentives for market quality and volume contribution as well as fee reductions in a number of key products. On aggregate, Eurex participants will benefit from approximately €20 million in lower fees annually based on 2010 volume figures. Due to the expected growth in trading activity as a result of the new pricing model, Eurex estimates a largely neutral effect on sales revenue.

In the first quarter of 2011, Eurex again added more products for market participants to the derivatives portfolio. The new products include dividend futures on UK underlyings and further equity options on German shares, for example. At the beginning of March, the product on the benchmark KOSPI index offered in cooperation with Korea Exchange since August 2010 surpassed 500,000 contracts traded for the first time since its launch.

Clearstream segment

- Sales revenue rose by 5 percent to €198.1 million (Q1/2010: €187.9 million).
- Net interest income from banking business increased to €16.1 million (Q1/2010: €11.0 million), a 46 percent increase.
- EBIT went up significantly against the prior-year period, by 43 percent to €100.6 million (Q1/2010: €70.6 million).

In the quarter under review, Clearstream's sales revenue rose in almost all business areas, partly due to the more favourable market conditions and partly due to the market success of new services. Sales revenue grew by 5 percent year-on-year to €198.1 million (Q1/2010: €187.9 million).

8	Group management report Financial statements Notes

In the custody business, the average value of assets under custody in the first quarter 2011 increased by 6 percent year-on-year to €11.3 trillion (Q1/2010: €10.7 trillion). The value of both international securities and domestic securities under custody rose. Due to continuing organic growth in its international bond business and gains in market share, Clearstream increased the average value of assets under custody by 5 percent to €5.9 trillion (Q1/2010: €5.7 trillion). The average value of domestic securities deposited rose by 8 percent to €5.4 trillion (Q1/2010: €5.0 trillion). This custody volume is mainly determined by the market value of shares, funds and structured products traded on the German cash market, which grew in the period under review. As a result of these positive developments, sales revenue in the custody business in 2011 was up 2 percent to €111.9 million (Q1/2010: €109.7 million). The difference to the growth of business figures is due to the product mix and customer consolidation.

In the first quarter of 2011, the number of settlement transactions processed by Clearstream saw a double-digit increase by 22 percent to 34.1 million (Q1/2010: 27.9 million). This growth in the volume of settlement transactions is due to trading activity of market participants, which has picked up in the first quarter of 2011. International transactions grew by 14 percent to 10.4 million (Q1/2010: 9.1 million). Of these transactions, 71 percent were OTC transactions and 29 percent were stock exchange transactions. The number of settled transactions in the stock-exchange business, however, grew faster (plus 31 percent year-on-year) than in the OTC business (plus 10 percent year-on-year). In the domestic German market, settlement transactions increased by 26 percent to 23.7 million (Q1/2010: 18.8 million). Here, the distribution of stock-exchange and OTC business is the other way around: 68 percent were stock-exchange transactions and 32 percent OTC transactions. But as in the international business, stock-exchange transactions grew stronger (plus 31 percent) than OTC transactions (plus 14 percent) in the period under review, primarily as a result of the once again higher trading activity of German retail investors. Sales revenue in the settlement business increased by 12 percent to €32.9 million (Q1/2010: €29.4 million) in the first quarter of 2011. The difference to business growth is basically due to the lower share of transactions settled on higher-priced external links as well as to higher rebates conceded to customers.

The success of Investment Funds Services also contributed to the growth in the custody and settlement business. In the year under review, Clearstream processed 1.5 million transactions, a 25 percent increase over the previous year (Q1/2010: 1.2 million). The assets held under custody in Investment Funds Services reached an all-time high of €219.2 billion in Q1/2011, a 30 percent increase year-on-year (Q1/2010: €168.4 billion).

In the Global Securities Financing (GSF) business, the average outstandings also showed growth. In the past quarter, monthly average outstandings amounted to €543.0 billion (Q1/2010: €490.8 billion), an increase of 11 percent compared with the average outstandings of the previous year. This rise reflects the growing importance of secured financing, the continued migration of collateral towards central international liquidity pools as well as a general improvement in overall market conditions from the second half of 2010 on. Collateral management services significantly contributed to sales revenue and the increase in outstandings. The GC Pooling service, for example, offered in cooperation with Eurex, continued to grow outstandings by 17 percent, reaching a daily average of €93.4 billion for Q1/2011 (Q1/2010: €79.7 billion). As a result of these improved market conditions, sales revenue in the GSF business increased by 20 percent to €18.0 million in the period under review (Q1/2010: €15.0 million), mainly because of substantial volume growth in the securities lending products with higher margins (especially ASL) as well as in the collateral services (mainly TCMS).

Average customer cash deposits rose year-on-year by 38 percent to €8.1 billion (Q1/2010: €5.9 billion). As a result of significantly higher average daily cash balances, net interest income from Clearstream’s banking business increased by 46 percent to €16.1 million (Q1/2010: €11.0 million).

In addition, Clearstream slightly increased its other sales revenue to €35.3 million (Q1/2010: €33.8 million). Lower IT revenue was compensated by higher connectivity revenue and a one-off fee for the development of the link to CETIP, Brazil’s leading central depository. Thanks to this link, CETIP’s clients have access to Clearstream’s collateral management services in their own time zone.

Group management report | 9

Clearstream segment: key indicators

	Q1/2011	Q1/2010	Change
Custody	**€bn**	**€bn**	**%**
Value of securities deposited (average value)	11,333	10,680	6
international	5,949	5,684	5
domestic	5,384	4,996	8
Settlement	**m**	**m**	**%**
Securities transactions	34.1	27.9	22
international	10.4	9.1	14
domestic	23.7	18.8	26
Global Securities Financing	**€bn**	**€bn**	**%**
Outstanding volume (average value)	543.0	490.8	11
Average daily cash balances	**€m**	**€m**	**%**
Total	8,111	5,865	38
euros	2,245	2,000	12
US dollars	4,177	2,691	55
other currencies	1,689	1,174	44

The significant rise in EBIT by 43 percent to €100.6 million (Q1/2010: €70.6 million) is mainly attributable to lower costs and at the same time higher sales revenue and higher net interest income.

Early in the year, Clearstream increased the scope of its services by adding investment funds to its portfolio of asset classes eligible for collateral use. Since January Clearstream customers have been able to leverage investment funds shares that are settled via and held by Clearstream to collateralise money market transactions in line with the product range offered through the company's Global Liquidity Hub.

Furthermore, since January, as a cross-selling initiative within Deutsche Börse Goup, the more than 80,000 investment funds that are currently on Clearstream's order routing platform Vestima+ have been made eligible to be introduced for trading via Xetra by market makers. After execution, the funds will be settled through Clearstream's post-trade facility for mutual funds, the Central Facility for Funds (CFF®). This new offer is especially interesting for customers in Asia.

Internationalisation is also making progress, especially in Asia and Latin America: since February, Singaporean investment funds have been eligible for order routing, settlement and custody through Clearstream's existing infrastructure. The funds are made available on the Clearstream order routing platform Vestima+ and its post-trade infrastructure for funds, the CFF, for settlement. Investment funds from other Asian jurisdictions will follow after regulatory approval.

In January, Clearstream included Brazil in its cross-border settlement network, and became the first international central securities depository (ICSD) to do so. Since then, Clearstream has offered settlement and custody services for all asset classes denominated in Brazilian real. The link gives Clearstream customers the opportunity to develop post-trade solutions for the Brazilian market.

Breakdown of sales revenue in the Clearstream segment


€ millions
187.9
198.1
33.8
15.0
29.4
109.7
35.3
18.0
32.9
111.9
Other1)
Global Securities Financing
Settlement
Custody
Q1/2010
Q1/2011

1) Including Connectivity and Reporting and IT sales revenue allocated to the segment

Breakdown of sales revenue in the Clearstream segment

Market Data & Analytics segment

? Sales revenue rose by 10 percent to €57.5 million (Q1/2010: €52.5 million).

? EBIT increased by 25 percent year-on-year to €37.6 million (Q1/2010: €30.0 million).

Like the Xetra and Eurex trading segments, the Market Data & Analytics segment also performed well in the first quarter of 2011. This was due in particular to the success of the index business as well as to new data products.

The segment increased its front office business slightly compared with the prior-year quarter. The data and key indicators are now increasingly incorporated into automatic trading applications. The AlphaFlash® and Alpha Flash® Monitor products launched in 2010 have enabled Market Data & Analytics to acquire further customers for this product segment, and the roll-out in the Asia-Pacific region is going well. These products are developed and distributed by Market Data & Analytics together with US news agencies Need to Know News and Market News International. They are currently the fastest data stream for macroeconomic indicators such as central bank decisions, employment data and consumer price indices. The data are processed in such a way that they are available for use in speed-sensitive algorithmic trading via Deutsche Börse’s high-speed network with only minimum latency. The data can be processed by the trading applications as soon as it has been released.

The segment experienced the strongest growth in its index business. This was partly due to sustained growth in the ETF market (see the section on Xetra), where both the number of exchange-traded index funds and their increasing volume of assets under management continued to rise. New and innovative indices are a key driver of the index business’s success. Issuers can use these for structured products, which in turn enable investors to employ a variety of investment strategies. In February, STOXX® launched a new global product group currently comprising 1,200 indices that track the performance of almost 8,000 equities in 53 countries. The newly launched STOXX® Islamic Indices allow for investments in the European equity market in accordance with Sharia law. The range of German indices was expanded to include the DAX® Risk Control Indices, which enable investments in the German equity market at a risk level best suited to the investor. In addition to the numerous product innovations, the segment also demonstrated its dynamism by restructuring the STOXX® Sustainability Index, as a result of which the index business has improved its position in the pioneering market for sustainable financial products.

Market Data & Analytics also continued to improve sales revenue in its back office data business in the first quarter. This was due mainly to increased trading activity, coupled with one-off effects related primarily to the TRICE® service, which Deutsche Börse uses to support securities firms in meeting their reporting requirements. In addition, the introduction of a new front end in the fourth quarter of 2010 stabilised sales revenue from Wertpapier Service System (WSS Online).

As in the other segments, higher sales revenue and at the same time lower costs result in a significant rise in EBIT by 25 percent to €37.6 million (Q1/2010: €30.0 million).

Financial position

Cash flow

Deutsche Börse Group generated cash flow from operating activities of €68.3 million in the first quarter of 2011 (Q1/2010: €300.7 million). The decrease results primarily from a payment of income taxes at Clearstream fully provisioned in previous years and thus with no impact on the consolidated income statement. Furthermore, the termination of a financial loss liability insurance policy in the fourth quarter of 2009 had a positive effect on cash flows in the first quarter of 2010. In detail, the changes in operating cash flow were due to the following factors:

? The increase in net profit by €56.8 million to €219.4 million

? A cash outflow of €75.4 million (Q1/2010: cash inflow of €3.6 million) due to the increase in receivables and other assets, primarily in connection with the increase in trade receivables due to higher sales revenue. The cash inflow in the prior year was mainly attributable to the settlement of the financial loss liability insurance policy described above.

? A cash outflow of €104.9 million (Q1/2010: cash inflow of €111.4 million) due to a decrease in current liabilities. The decrease was mainly due to a decline in tax provisions and a decline in other current provisions, primarily due to restructuring measures. The cash inflow in the previous year was mainly due to the rise in tax provisions, other current provisions and trade payables.

Group management report 11

Cash inflows from investing activities amounted to €1,018.2 million (Q1/2010: cash inflow of €81.7 million), primarily due to the net decrease in financial assets, current receivables and securities from banking business as well as the net increase in liabilities from banking business that originally had maturities of more than three months. This development is due to the decision to convert long-term into short-term investments in order to profit from the expected increase in interest rates.

Cash inflows from financing activities amounted to €0 million in the first quarter of 2011 (Q1/2010: cash outflow of €100.1 million) mainly because Deutsche Börse AG did not redeem any commercial paper, in contrast to the previous year.

Cash and cash equivalents as at 31 March 2011 amounted to €630.9 million (Q1/2010: €–2.0 million), mainly due to the cash inflows from investing activities described above. Due to the decrease in operating cash flow, free cash flow, i.e. cash flows from operating activities less payments to acquire intangible assets and property, plant and equipment, was below the previous year’s level at €48.4 million (Q1/2010: €262.7 million).

Capital management

Deutsche Börse Group’s capital management policy remains unchanged: the Group aims to achieve a dividend distribution ratio of 40 to 60 percent of consolidated net income for the year and executes share buy-backs in order to distribute funds not required for the Group’s operating business and its further development to its shareholders. The policy takes into account capital requirements, which are derived from the Group’s capital and liquidity needs from legal, regulatory, credit rating and economic capital perspectives. To ensure the continued success of the Clearstream segment, which is active in securities custody and settlement, the Company aims to retain Clearstream Banking S.A.’s strong “AA” credit rating. Deutsche Börse AG also needs to maintain a strong credit profile for the benefit of the activities at its subsidiary Eurex Clearing AG.

Customers expect their service providers to maintain conservative interest coverage and debt/equity ratios and thus maintain strong credit ratings. Deutsche Börse Group is pursuing its objective of achieving an interest coverage ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at Group level. Deutsche Börse Group achieved this target with an interest coverage ratio of 19.4 in the first quarter of 2011. The interest coverage ratio is based on a relevant interest expense of €17.4 million and EBITDA of €336.8 million.

For financial year 2010, Deutsche Börse AG will propose to the Annual General Meeting that a dividend of €2.10 per share should be paid, unchanged from the level of the previous year. Based on this proposal, the distribution ratio, adjusted for the ISE impairment charge recognised in the fourth quarter of 2010, is 54 percent of net income (2009: 56 percent). Given 186.0 million shares outstanding carrying dividend rights as at 31 March 2011, this would result in a total distribution of €390.7 million (2010: €390.5 million).

Net assets

Deutsche Börse Group’s noncurrent assets amounted to €4,758.4 million as at 31 March 2011 (31 March 2010: €5,599.3 million). They consisted primarily of intangible assets and financial assets. Intangible assets included goodwill of €2,005.9 million (31 March 2010: €2,051.9 million) and other intangible assets of €883.4 million (31 March 2010: €1,388.0 million). The ISE impairment charge recognised in the fourth quarter of 2010 reduced intangible assets. Noncurrent receivables and securities from banking business of €1,325.7 million (31 March 2010: €1,674.1 million) represented the largest part of financial assets, which amounted to €1,577.7 million as at the balance sheet date (31 March 2010: €1,925.1 million). This decrease also significantly impacted the change in noncurrent assets in total compared with 31 March 2010.

12 Group management report Financial statements Notes

Noncurrent assets were offset by equity in the amount of €3,594.0 million (31 March 2010: €3,567.8 million) and noncurrent liabilities in the amount of €1,819.2 million (31 March 2010: €2,167.0 million). Noncurrent liabilities mainly related to interest-bearing liabilities from the long-term financing of ISE of €1,431.8 million (31 March 2010: €1,538.9 million) and deferred taxes of €262.1 million (31 March 2010: €498.9 million).

Changes in current liabilities were the result of, among other things, the rise in cash deposits of market participants which reached €4,855.3 million (31 March 2010: €3,882.5 million) due to higher collateral that clearing members had to provide to Eurex Clearing AG following an increase in business activities in the first quarter of 2011. As in the previous year, no commercial paper was outstanding as at the end of the first quarter of 2011.

Overall, Deutsche Börse Group invested €19.9 million in intangible assets and property, plant and equipment in the first quarter of 2011, and thus less than in the previous year (Q1/2010: €38.0 million). The investments applied in particular to the Eurex and Clearstream segments.

Risk report

Deutsche Börse Group provides detailed information on its risk management strategy, organisation, processes and methods in its annual report.

Risk management is an integral component of management and control within Deutsche Börse Group. Effective and efficient risk management safeguards the Group’s continued existence and enables it to achieve its corporate goals. To this end, the Group has established a Group-wide risk management system, which defines the roles, processes and responsibilities and is applicable to all staff and organisational entities within Deutsche Börse Group. The system ensures that emerging risks can be identified at an early stage and dealt with immediately and appropriately.

The Executive Board of Deutsche Börse AG is responsible for Group-wide risk management. The business areas identify risks and report these promptly to Group Risk Management (GRM), a central function with Group-wide responsibilities. The business areas also perform risk control, inform their respective management about developments in risk indicators and continuously improve the quality of the risk management processes.

GRM ensures that the comprehensive risk management system described above is applied and that it complies with the same standards in all companies belonging to Deutsche Börse Group. GRM assesses all new and existing risks and reports on a monthly and, if necessary, on an ad hoc basis to the Executive Board. In addition, GRM regularly reports to the Finance and Audit Committee of Deutsche Börse AG’s Supervisory Board. The full Supervisory Board is informed in writing of the content of these reports.

Deutsche Börse Group calculates economic capital as its main risk management tool. This is used in addition to other performance indicators to determine the capital needed for business operations so that even extreme and unexpected losses can be covered. Economic capital is calculated using a VaR method for a period of one year and a confidence level of 99.98 percent. Deutsche Börse Group uses the shareholders’ equity recognised under IFRSs as the risk bearing capacity for its economic capital, adjusted by an amount to reflect the risk that intangible assets cannot be liquidated at their carrying amounts in a stress situation. In addition, stress tests are performed for key risk drivers.

The most substantial operational risks Deutsche Börse Group faces relate to the non-availability of its trading, clearing and settlement systems (availability risk) and to the incorrect processing of customer instructions in the custody business (service deficiencies). The Group manages availability risk through intensive activities in the field of business continuity management. The risk of service deficiencies is mitigated through a reduction in the amount of manual intervention necessary or through better protection. There are also legal risks and risks associated with business practices. In addition, accidents or natural hazards as well as sabotage and terrorism could lead to financial losses due to damage to physical assets.

In its annual report, Deutsche Börse Group informed of enforcement proceedings by means of a class action which have resulted in certain customer positions in Clearstream Banking S.A.’s securities omnibus account with its US depository bank being restrained. Recently, another group of plaintiffs commenced enforcement

Group management report 13

proceedings in a US court with regard to those customer positions that have already been restrained. Should the lawsuit lead to turnover, Clearstream Banking S.A. will defend itself against the charges in accordance with its obligations as a custodian.

Deutsche Börse Group’s financial performance also depends on its external environment. It could be impacted by external factors such as interest rates, GDP growth and equity market performance and volatility. A lack of investor confidence in the financial markets could also have a negative effect on the Group’s financial performance. Regulatory measures represent an additional business risk. On the one hand, they could adversely affect Deutsche Börse Group’s competitive position; on the other, they could also impact the business models of Deutsche Börse Group’s customers and reduce their demand for the Group’s products and services. Moreover, Deutsche Börse Group is exposed to the risk of changes in its competitive environment. For example, it cannot be ruled out that Deutsche Börse Group’s financial performance will deteriorate due to fierce competition for market share in individual business areas. This could lead to intangible assets such as goodwill being partially or fully written down following an impairment test.

Deutsche Börse Group is exposed to financial risks mainly in the form of credit risk at the companies of Clearstream Holding Group and at Eurex Clearing AG. In addition, the Group’s cash investments and receivables are subject to credit risk. There is also limited market risk from cash investments and liquidity risk. However, the majority of cash investments involve short-term transactions that are collateralised. This minimises liquidity risks from such investments.

The Group evaluates its risk situation on an ongoing basis. From today’s perspective, the Executive Board sees no significant change in the risk situation and hence no threat to the continued existence of the Group.

This risk report on expected developments was prepared for Deutsche Börse Group and does not take into account the proposed business combination of Deutsche Börse AG and NYSE Euronext announced on 15 February 2011.

Report on expected developments

The report on expected developments describes the expected development of Deutsche Börse Group in financial years 2011 and 2012. It contains statements and information on events in the future. These forward-looking statements and information are based on the Company’s expectations and assumptions at the time of publication of this report on expected developments. These are in turn subject to known and unknown risks and uncertainties. Numerous factors influence the Group’s success, its business strategy and financial results. Many of these factors are outside the Company’s control. Should one of the risks or uncertainties materialise or one of the assumptions made turn out to be incorrect, the actual development of the Group could deviate in either a positive or a negative way from the expectations and assumptions contained in the forward-looking statements and information in this report on expected developments.

This report on expected developments has been prepared for Deutsche Börse Group. It does not take into account the proposed business combination of Deutsche Börse AG and NYSE Euronext announced on 15 February 2011.

Development of results of operations

For the remainder of financial year 2011, Deutsche Börse Group expects no significant deviations from the forecasts for its operating environment that were made in the 2010 consolidated financial statements.

Based on the assumption that general conditions in the forecast period will develop positively and, in particular, that confidence in global financial markets will improve further, Deutsche Börse Group considers itself well positioned to boost its sales revenue in the forecast period compared with the previous year. Depending on how general conditions develop, on the form taken by both cyclical and structural growth drivers, and on the success of new products and functionalities, Deutsche Börse Group expects sales revenue of approximately €2.15 billion to 2.35 billion in 2011. This would correspond to an increase of up to 12 percent compared with the prior year. The increase of the expected sales revenue since the consolidated financial statements for full-year 2010 have

14 Group management report Financial statements Notes

been declared, results from the changes of fee models for US options and German/European equities under the new specialist model. If, contrary to expectations, general conditions do not improve as described or do not have a corresponding effect on the Group’s customers, the Company considers that a decline in sales revenue in 2011 to around €2.0 billion or even less in an extremely negative scenario is also possible. In any case, the Company believes it is in a good position to continue to do business in a profitable manner due to its integrated business model. The Company expects sales revenue in 2012 to grow at a similar rate to 2011.

Due to the implementation of efficiency measures ahead of schedule and to the rigorous cost discipline in the first quarter of 2011, Deutsche Börse is reducing its total cost forecast for 2011. The Company now expects operating costs to reach €890 million for the current year, which is €35 million below the original target of €925 million. The decline in the operating cost forecast is primarily the result of ahead-of-schedule implementation of efficiency measures and lower depreciation and amortisation.

For volume-related costs, the Company is changing its guidance from a range of €235 million to 255 million to around €255 million. The change of the volume-related cost guidance has a couple of offsetting components. Due to the changes of the fee model for trading of US options and German/European equities under the new specialist model, volume-related costs will see a technical increase of around €40 million. Besides the higher volume-related costs there will also be higher sales revenue of the same magnitude. In sum, both effects are neutral to earnings. The expected technical increase of volume-related costs of around €40 million will be partly offset by two factors. On the one hand, the Company expects a reduction of volume-related costs by around €10 million resulting from an acceleration of the implementation of efficiency measures. On the other hand, the Company expects volume-related costs at Clearstream to be lower by up to €30 million compared with the original forecast.

With this, the Company now expects total costs of €1,145 million in 2011, which is below the original guidance of €1,160 million to 1,180 million. Adjusted for the technical changes to the volume-related costs, the total cost guidance is reduced by 5 to 6 percent. In addition to total costs, the Company expects costs of efficiency programmes amounting to €25 million and costs of the proposed business combination with NYSE Euronext.

Depending on sales revenue performance, the Company now expects EBIT to be in the range of around €1.15 billion to 1.35 billion before the abovementioned special effects. In addition to sales revenue and costs, EBIT also depends on the development of net interest income from banking business. Based on the developments to date of average cash balances and interest rates, Deutsche Börse expects net interest income from banking business in the current financial year to be above the level of the previous year. If interest rates increase stronger than expected, net interest income could make a higher contribution to EBIT than expected. If sales revenue or net interest income from banking business fail to meet expectations, EBIT could drop to around €1.0 billion, or even significantly below this level in the case of an extremely poor development.

Development of the Group’s financial position

The Company expects operating cash flow to remain positive. With respect to its cash flow from investing activities, Deutsche Börse plans to invest around €120 million per year in intangible assets and property, plant and equipment during the forecast period. These investments will serve primarily to develop new products and services in the Eurex and Clearstream segments and enhance existing ones. The higher sum compared with previous years is primarily the result of increased investments in the trading infrastructure and risk management functionalities.

Under its capital management programme, Deutsche Börse will react flexibly to a changing market environment in the forecast period. Deutsche Börse Group continues to pursue the objective of achieving an interest cover ratio (ratio of EBITDA to interest expenses from financing activities) of at least 16 at Group level.

Financial statements 15

Consolidated income statement

for the period 1 January to 31 March 2011

Quarter ended

31	March 2011 31 March 2010

€m €m

Sales revenue 558.6 519.2

Net interest income from banking business 16.1 11.0

Other operating income 8.3 12.5

Total revenue 583.0 542.7

Volume-related costs – 56.7 – 54.0

Total revenue less volume-related costs 526.3 488.7

Staff costs – 100.8 – 126.8

Depreciation, amortisation and impairment losses – 20.5 – 31.0

Other operating expenses – 93.3 – 87.0

Operating costs – 214.6 – 244.8

Result from equity investments 4.6 1.7

Earnings before interest and tax (EBIT) 316.3 245.6

Financial income 8.7 3.8

Financial expense – 28.5 – 26.7

Earnings before tax (EBT) 296.5 222.7

Income tax expense – 77.1 – 60.1

Net profit for the period 219.4 162.6

thereof shareholders of parent company (net income for the period) 212.8 156.9 thereof non-controlling interests 6.6 5.7

Earnings per share (basic and diluted) (€) 1.14 0.84

16 Group management report Financial statements Notes

Consolidated statement of comprehensive income

for the period 1 January to 31 March 2011

Quarter ended

31	March 2011 31 March 2010

€m €m

Net profit for the period reported in consolidated income statement 219.4 162.6

Exchange rate differences1) – 66.0 91.8

Remeasurement of cash flow hedges 3.1 – 2.1

Remeasurement of other financial instruments – 1.6 3.8

Deferred taxes 27.0 – 30.9

Other comprehensive (expense)/income – 37.5 62.6

Total comprehensive income 181.9 225.2

thereof shareholders of parent company 187.8 202.3

thereof non-controlling interests – 5.9 22.9

1) Exchange rate differences include €–6.0 million(2010: €5.6 million) that was taken directly to accumulated profit as part of the result from equity investments.

Financial statements | 17

Consolidated balance sheet

as at 31 March 2011

	31 March 2011 €m	31 Dec. 2010 €m	31 March 2010 €m
ASSETS			
Noncurrent assets			
Intangible assets	3,010.1	3,089.9	3,551.7
Property, plant and equipment	134.0	138.2	114.8
Financial assets	1,577.7	1,806.0	1,925.1
Other noncurrent assets	36.6	35.4	7.7
	4,758.4	**5,069.5**	**5,599.3**
Current assets			
Financial instruments of Eurex Clearing AG	151,885.6	128,823.7	143,008.2
Current receivables and securities from banking business	8,131.5	7,585.3	8,699.6
Other receivables and other assets[1]	461.1	389.1	447.5
Restricted bank balances	5,930.1	6,185.8	3,895.0
Other cash and bank balances	881.4	797.1	669.4
	167,289.7	**143,781.0**	**156,719.7**
Total assets	**172,048.1**	**148,850.5**	**162,319.0**
EQUITY AND LIABILITIES			
Equity			
Shareholders' equity	3,142.0	2,951.4	3,071.8
Non-controlling interests	452.0	458.9	496.0
Total equity	**3,594.0**	**3,410.3**	**3,567.8**
Noncurrent liabilities			
Provisions for pensions and other employee benefits	29.0	21.3	35.4
Other noncurrent provisions	88.1	86.6	66.6
Deferred tax liabilities	262.1	297.7	498.9
Interest-bearing liabilities	1,431.8	1,455.2	1,538.9
Other noncurrent liabilities	8.2	9.6	27.2
	1,819.2	**1,870.4**	**2,167.0**
Current liabilities			
Tax provisions	229.6	345.0	350.1
Other current provisions	97.8	134.8	100.9
Financial instruments of Eurex Clearing AG	151,885.6	128,823.7	143,008.2
Liabilities from banking business	9,166.8	7,822.0	8,888.3
Cash deposits by market participants	4,855.3	6,064.2	3,882.5
Other current liabilities	399.8	380.1	354.2
	166,634.9	**143,569.8**	**156,584.2**
Total liabilities	**168,454.1**	**145,440.2**	**158,751.2**
Total equity and liabilities	**172,048.1**	**148,850.5**	**162,319.0**

1) Thereof €14.1 million (31 December 2010: €14.1 million and 31 March 2010: €14.8 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) of the Körperschaftsteuergesetz (KStG, the German Corporation Tax Act)

18 Group management report Financial statements Notes

Consolidated cash flow statement

for the period 1 January to 31 March 2011

Quarter ended

31	March 2011 31 March 2010

€m €m

Net profit for the period 219.4 162.6

Depreciation, amortisation and impairment losses 20.5 31.0

Increase/(decrease) in noncurrent provisions 9.6 – 9.0

Deferred tax expense 2.3 3.2

Other non-cash expense 2.7 – 4.8

Changes in working capital, net of non-cash items:

(Increase)/decrease in receivables and other assets – 75.4 3.6

(Decrease)/increase in current liabilities – 104.9 111.4

(Decrease)/increase in noncurrent liabilities – 5.9 2.0

Net loss on disposal of noncurrent assets 0 0.7

Cash flows from operating activities 68.3 300.7

Payments to acquire intangible assets and property, plant and equipment – 19.9 – 38.0

Payments to acquire noncurrent financial instruments – 23.9 – 576.2

Payments to acquire subsidiaries, net of cash acquired – 2.8 0.11)

Payments to acquire investments in associates 0 – 2.5

Net decrease in current receivables, securities and liabilities from banking business with an original term greater than three months 601.4 415.9

Proceeds from disposals of available-for-sale noncurrent financial instruments 463.4 282.4

Cash flows from investing activities 1,018.2 81.7

Repayment of short-term financing 0 – 100.0

Finance lease payments 0 – 0.1

Cash flows from financing activities 0 – 100.1

Net change in cash and cash equivalents 1,086.5 282.3

Effect of exchange rate differences2) – 10.1 1.1

Cash and cash equivalents as at beginning of period3) – 445.5 – 285.4

Cash and cash equivalents as at end of period3) 630.9 – 2.0

Interest income and other similar income4) 7.7 3.3

Dividends received from investments in associates and other equity investments4) 0.2 0.2

Interest paid4) – 3.7 – 1.6

Income tax paid – 191.7 – 17.0

1) Cash totalling €0.5 million was acquired in the course of the purchase of Tradegate Exchange GmbH for a purchase price of €0.4 million.

2) Primarily includes the exchange rate differences arising on translation of the ISE subgroup

3) Excluding cash deposits by market participants

4) Interest and dividend payments are allocated to cashflows from operating activities.

Financial statements 19

Consolidated statement of changes in equity

for the period 1 January to 31 March 2011

thereof included in total

comprehensive income

Quarter ended Quarter ended

31	March 2011 31 March 2010 31 March 2011 31 March 2010

€m €m €m €m

Subscribed capital

Balance as at 1 January 195.0 195.0

Balance as at 31 March 195.0 195.0

Share premium

Balance as at 1 January 1,247.0 1,247.0

Balance as at 31 March 1,247.0 1,247.0

Treasury shares

Balance as at 1 January – 586.5 – 587.8

Sales within the Group Share Plan 6.5 1.3

Balance as at 31 March – 580.0 – 586.5

Revaluation surplus

Balance as at 1 January 124.9 125.2

Remeasurement of other financial instruments – 1.6 3.8 – 1.6 3.8

Remeasurement of cash flow hedges 3.1 – 2.1 3.1 – 2.1

Increase in share-based payments – 2.7 – 2.5 0 0

Deferred taxes on remeasurement of financial instruments – 0.3 – 0.2 – 0.3 – 0.2

Balance as at 31 March 123.4 124.2

Accumulated profit

Balance as at 1 January 1,971.0 1,886.8

Net income for the period 212.8 156.9 212.8 156.9

Exchange rate differences and other adjustments – 54.5 79.1 – 53.5 74.6

Deferred taxes 27.3 – 30.7 27.3 – 30.7

Balance as at 31 March 2,156.6 2,092.1

Shareholders’ equity as at 31 March 3,142.0 3,071.8 187.8 202.3

Non-controlling interests

Balance as at 1 January 458.9 472.6

Changes due to capital increases/(decreases) – 0.5 0.1

Changes due to share in net income of subsidiaries for the period 6.6 5.7 6.6 5.7

Exchange rate differences and other adjustments – 13.0 17.6 – 12.5 17.2

Total non-controlling interests as at 31 March 452.0 496.0 – 5.9 22.9

Total as at 31 March 3,594.0 3,567.8 181.9 225.2

20 Group management report Financial statements Notes

Notes to the interim financial statements

1. Accounting policies

The interim financial statements have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of International Accounting Standards.

As at 31 March 2011, there were no effective standards or interpretations not yet adopted by the Euro-pean Union impacting the interim financial statements. Accordingly, the financial statements also comply with the IFRSs as issued by the IASB. The significant accounting policies applied by the Company to the consolidated financial statements for the year ended 31 December 2010 were also applied to the interim financial statements.

In addition to the standards and interpretations applied as of 31 December 2010, the following standards and interpretations were applied for the first time:

? Revised IAS 24 “Related Party Disclosures”

? Amendments to IAS 32 “Classification of Rights Issues”

? Amendments to IFRIC 14 “Repayments of a Minumum Funding Requirement”

? Changes resulting from the “Annual Improvements Project”

The application of these standards and interpretations did not have any material or any impact on Deutsche Börse Group’s financial reporting.

In addition, IAS 34 (“Interim Financial Reporting”) was applied.

In accordance with the provisions of Wertpapierhandelsgesetz (WpHG, German Securities Trading Act), these interim financial statements are supplemented by a Group interim management report.

2. Group structure

On 31 January 2011, Infobolsa S.A., Madrid, Spain, acquired an interest of 62 percent in Open Finance S.L., Valencia, Spain, for a purchase price of €3.5 million. The company has been fully included in the consolidated financial statements since 31 January 2011. Goodwill amounting to €3.1 million results from the transaction.

On 23 December 2010, Eurex Zürich AG and Landesbank Baden-Württemberg (LBBW) reached an agreement regarding the acquisition of the shares in European Energy Exchange AG (EEX) previously held by LBBW through Eurex Zürich AG. After the closing of the tender process set out in the consortium agreement, 31 out of 40 EEX shareholders had waived a pro rata acquisition. The purchase price paid by Eurex Zürich AG on 12 April 2011 amounted to €64.9 million. The interest of Eurex Zürich AG in EEX rose from 35.23 percent to 56.14 percent. As Deutsche Börse Group does not hold the majority in EEX’s supervisory board, the Group has no control. Thus, the company will continue to be accounted for as associate in Deutsche Börse Group’s consolidated financial statements.

Notes 21

3. Seasonal influences

The Group’s revenues are influenced more by the volatility and the transaction volume on the capital markets than by seasonal factors. Owing to a concentration of costs for projects only coming to completion in the fourth quarter, costs in the fourth quarter tend to be higher than in the first three quarters of the business year.

4. Total assets

The increase in consolidated total assets by €23.1 billion to €172.0 billion as at 31 March 2011 (31 December 2010: €148.9 billion) depends to a significant extent on financial instruments of Eurex Clearing AG. Receivables and liabilities from banking business remained almost unchanged. This contrasts with the slight decline in cash deposits by market participants and restricted bank balances. The level of these items can vary widely on a daily basis according to customers’ needs and actions.

5. Segment reporting

Composition of sales revenue by segment

Quarter ended

31	March 2011 31 March 2010

€m €m

External sales revenue

Xetra 73.0 65.0

Eurex 230.0 213.8

Clearstream 198.1 187.9

Market Data & Analytics 57.5 52.5

Total external sales revenue 558.6 519.2

Internal sales revenue

Clearstream 1.8 2.2

Market Data & Analytics 8.6 8.2

Total internal sales revenue 10.4 10.4

Net interest income from banking business

Quarter ended

31	March 2011 31 March 2010

€m €m

Gross interest income 33.9 27.8

Interest expense – 17.8 – 16.8

Total 16.1 11.0

22 Group management report Financial statements Notes

Earnings before interest and tax (EBIT)

Quarter ended

31	March 2011 31 March 2010

€m €m

Xetra 38.4 26.2

Eurex 139.7 118.8

Clearstream 100.6 70.6

Market Data & Analytics 37.6 30.0

Total 316.3 245.6

Investment in intangible assets and property, plant and equipment

Quarter ended

31	March 2011 31 March 2010

€m €m

Xetra 1.5 3.2

Eurex 9.1 25.8

Clearstream 8.5 6.8

Market Data & Analytics 0.8 2.2

Total 19.9 38.0

6. Other financial obligations

On 15 February 2011, Deutsche Börse AG and NYSE Euronext signed an agreement on a business combination. The transaction is structured as a combination of NYSE Euronext and Deutsche Börse AG under the newly created Dutch Alpha Beta Netherlands Holding N.V. (“Holding”), which is expected to be listed in Frankfurt, New York and Paris. For NYSE Euronext, this will be implemented by merging NYSE Euronext with a US subsidiary of the new holding company. Each NYSE Euronext share will be exchanged for 0.47 shares of the new holding company. On the Deutsche Börse AG side, the new holding company will launch a public takeover offer under which shareholders of Deutsche Börse AG can tender their shares in exchange for an equal number of newly issued shares of the holding company. The transaction is still subject to the approval of a majority of the shareholders of NYSE Euronext and to a 75 percent acceptance ratio for the takeover bid on the part of Deutsche Börse AG’s shareholders. In addition, the relevant antitrust authorities, financial and exchange supervisory authorities and other regulators in the USA and Europe must approve the deal, and additional customary market conditions must be met.

The agreement on the business combination provides that Deutsche Börse AG may have to pay NYSE Euronext the sum of €250.0 million under certain circumstances. This payment obligation presupposes that a takeover bid or an expression of interest in the acquisition of shares or assets of Deutsche Börse AG or one of its subsidiaries to a certain size is announced or otherwise made public by a third party (“alternative bid”), and

(1) the agreement on the business combination with NYSE Euronext is then terminated by NYSE Euro-next because the Executive Board or Supervisory Board of Deutsche Börse AG no longer recommend that their shareholders accept the exchange offer due to the alternative bid, or

Notes 23

(2) the Executive Board or Supervisory Board of Deutsche Börse AG no longer recommend that their shareholders accept the exchange offer due to the alternative bid, the 75 percent acceptance ratio for the exchange offer is not reached, and either party then terminates the agreement on the business combination with NYSE Euronext, or

(3) Deutsche Börse AG or NYSE Euronext terminates the agreement on the business combination with NYSE Euronext because the 75 percent acceptance ratio for the exchange offer was not reached even though the Executive Board or Supervisory Board did not change their recommendation that shareholders should accept the exchange offer, but Deutsche Börse enters into another transaction above a defined size within nine months of such termination.

Furthermore, Deutsche Börse AG has entered into additional contingent commitments in relation to the planned business combination with NYSE Euronext that could lead to payment obligations in the total amount of approximately €41 million when the transaction closes.

Litigation concerning the combination

Following the announcement of the combination on 15 February 2011, several complaints were filed in the Delaware Court of Chancery (“Delaware Court”); the Supreme Court of the State of New York, County of New York (“New York Court”); and the U.S. District Court for the Southern District of New York (“SDNY”), challenging the proposed combination. Four of the actions were filed in the Delaware Court and have been consolidated as “In re NYSE Euronext Shareholders Litigation,” Consol. C.A. No. 6220-VCS. Five actions were filed in the New York Court and are being coordinated under a single master file, “NYSE Euronext Shareholder Litigation Master File,” Index No. 773,000/11. One action, “Jones v. Nieder-auer, et al.,” C.N. 11-CV-01502, is pending in the SDNY.

All of the complaints raise substantially the same claims. All are purported class actions filed on behalf of all NYSE Euronext public shareholders and variously name as defendants NYSE Euronext, its directors, Pomme Merger Corporation and Holding (certain defendants are not named in all of the actions). Deutsche Börse AG is named as defendant in eight cases. The complaints generally allege that the individual defendants breached their fiduciary duties in connection with their consideration and approval of the proposed combination and that the entity defendants aided and abetted those breaches. The complaints seek, among other relief, injunctive relief against the consummation of the combination, unspecified monetary damages and plaintiffs’ costs and attorney’s fees.

Predicting the outcome of these lawsuits is difficult. An adverse judgement for monetary damages could have a material adverse effect on the operations of the Holding group following completion of the combination. A preliminary injunction could delay or jeopardise the completion of the combination, and an adverse judgement granting permanent injunctive relief could indefinitely enjoin completion of the combination. The defendants believe that the claims asserted against them in these lawsuits are without merit, and intend to defend themselves vigorously against the claims.

24 | Group management report Financial statements Notes

7. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net profit for the period attributable to shareholders of the parent company (net income for the period) by the weighted average number of shares outstanding.

Diluted earnings per share are determined by adding the number of potentially dilutive ordinary shares that may be acquired under the Stock Bonus Plan (SBP) or the ISE Group Share Plan to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted to reflect the fair value of the services still to be provided.

The calculation of the number of potentially dilutive ordinary shares for 2010 was adjusted accordingly: in contrast to Q1/2010, the 2008 tranche of SBP shares as well as the 2008 tranche of SBP shares of ISE were no longer classified as potentially dilutive in the first quarter of 2011, because the Company resolved to settle the relevant entitlements in cash. The contractual agreement on the SBP shares for Executive Board members under the 2010 tranche and all subsequent tranches specifies cash settlement. Consequently, the SBP shares for Executive Board members are not included in the number of potentially dilutive shares. When determining diluted earnings per share, all SBP tranches for which cash settlement has not been resolved are assumed to be equity-settled – regardless of the actual accounting in accordance with IFRS 2. The calculation of the number of potentially dilutive ordinary shares for the first quarter of 2010 was adjusted accordingly.

There were the following potentially dilutive rights to purchase shares as at 31 March 2011:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price €	Adjusted exercise price in accordance with IAS 33 €	Average number of outstanding options 31 March 2011	Average price for the period[1] €	Number of potentially dilutive ordinary shares 31 March 2010
2009[2]	0	14.05	73,731	56.43	55,373
2010[3]	0	32.34	127,954	56.43	54,623
2011[3]	0	44.32	66,944	56.43	14,366

1) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 March 2011

2) This relates to rights to GSP shares under the ISE Group Share Plan. The options on SBP shares of the 2009 tranche (175,276 options) are not dilutive as at 31 March 2011.

3) This relates to rights to shares under the Share Bonus Plan for senior executives

Notes 25

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2009 to 2011 tranches, these options are considered dilutive under IAS 33.

Calculation of earnings per share (basic and diluted)

Quarter ended

31	March 2011 31 March 20101)

Number of shares outstanding as at beginning of period 185,942,801 185,922,690

Number of shares outstanding as at 31 March 186,043,003 185,943,021

Weighted average number of shares outstanding 186,008,489 185,922,916

Number of potentially dilutive ordinary shares 124,362 229,528

Weighted average number of shares used to compute diluted earnings per share 186,132,851 186,152,444

Net income for the period (€m) 212.8 156.9

Earnings per share (basic and diluted) (€) 1.14 0.84

1) The number of dilutive ordinary shares was adjusted accordingly in order to enhance comparability with disclosures for the reporting period. In the first quarter of

2010, diluted earnings per share remained unaffected by this adjustment.

8. Material transactions with related parties

Material transactions with associates

Amount of the transactions Outstanding balances

Quarter ended Quarter ended

31	March 2011 31 March 2010 31 March 2011 31 March 2010

€m €m €m €m

Loans from Scoach Holding S.A. to Deutsche Börse AG

as part of cash pooling 0 0 – 3.4 – 9.4

Services of Deutsche Börse AG for Scoach Europa AG 1.3 1.6 2.7 3.5

Loans from Deutsche Börse AG to Indexium AG 0 0 1.0 0

Operation of trading and clearing software by Deutsche Börse AG

(as at 31 March 2010 Deutsche Börse Systems AG) for European

Energy Exchange AG and affiliates 2.2 2.4 2.2 1.3

IT services and infrastructure by International Securities

Exchange, LLC for Direct Edge Holdings, LLC 0 0.7 0.3 1.7

Development and operation of the Link Up Converter system

by Clearstream Services S.A. for Link Up Capital Markets, S.L. 0.5 0.5 0.4 1.0

Money market placements of European Commodity Clearing AG

with Clearstream Banking S.A. and the interest paid thereon1) 0 – 0.1 0 – 199.6

Other balances with associates – – – 0.6 0

Total 2.6 – 201.5

1) The European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, which is classified as an associate.

26 | Group management report Financial statements Notes

Material transactions with other related parties

	Amount of the transactions		Outstanding balances	
		Quarter ended		Quarter ended
	31 March 2011	31 March 2010 €m	31 March 2011	31 March 2010 €m
Office and administrative services by Eurex Zürich AG for SIX Swiss Exchange AG	7.0	7.0	4.7	4.4
Loans from SIX Group AG provided to STOXX Ltd. as part of the acquisition and interest charges thereon	−0.1	−0.1	−11.2	−15.3
Office and administrative services by SIX Group AG for STOXX Ltd.	−1.2	−0.7	−1.2	−0.7
Office and administrative services by SIX Swiss Exchange AG for Eurex Zürich AG	−2.0	−1.8	−1.0	−0.8
Operation and development of Eurex software by Deutsche Börse AG (as at 31 March 2010 Deutsche Börse Systems AG) for SIX Swiss Exchange AG	4.1	4.4	2.9	2.5
Office and administrative services by SIX Swiss Exchange AG for Eurex Frankfurt AG	−1.0	−0.9	−0.3	0
Transfer of revenue from Eurex fees by Eurex Zürich AG to SIX Swiss Exchange AG	n.a.	n.a.	−16.8	−14.9
Operation and development of Xontro by Deutsche Börse AG (as at 31 March 2010 Deutsche Börse Systems AG) for BrainTrade Gesellschaft für Börsensysteme mbH	3.9	4.4	1.6	1.7
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	1.6	−2.1	−0.9	−0.9
Other balances with other investors	–	–	0.1	0.1
Total			**−22.1**	**−23.9**

Transactions with key management personnel

Key management personnel are persons who directly or indirectly have authority and responsibility for planning, directing and controlling the activities of Deutsche Börse Group. The Group defines the members of the Executive Board and the Supervisory Board as key management personnel for the purposes of IAS 24.

As part of the proposed transaction between Deutsche Börse Group and NYSE Euronext, Deutsche Börse AG has entered into contracts for the provision of advisory services with Deutsche Bank AG, Frankfurt/Main, Mayer Brown LLP, Washington, and J.P. Morgan Securities Inc., New York. In the period under review, three members of the Supervisory Board of Deutsche Börse AG also held key management positions in these companies. In the first quarter of 2011, Deutsche Börse Group paid Deutsche Bank AG a total of €0.2 million for advisory services in connection with this transaction.

Notes 27

9. Employees

Employees

Quarter ended

31	March 2011 31 March 2010

Average number of employees during the period 3,481 3,589

Employed as at the balance sheet date 3,507 3,588

There was an average of 3,234.5 full-time equivalent (FTE) employees during the first quarter of 2011 (Q1/2010: 3,377).

Frankfurt/ Main, 28 April 2011 Deutsche Börse AG

The Executive Board

Contact

Investor Relations

Phone +49-(0) 69- 2 11-1 16 70 Fax +49-(0) 69- 2 11-1 46 08 E-mail ir@deutsche-boerse.com www.deutsche-boerse.com/ir_e

Publications service

The annual report 2010 may be obtained from the publications service of Deutsche Börse Group:

Phone +49-(0) 69- 2 11-1 15 10 Fax +49-(0) 69- 2 11-1 15 11

Downloads at www.deutsche-boerse.com

Reproduction – in whole or in part – only with the written permission of the publisher

Registered trademarks

AlphaFlash®, DAX®, Eurex®, Eurex Bonds®, GC Pooling®, TRICE®, Xetra®, Xetra-Gold® and XTF® are registered trademarks of Deutsche Börse AG.

EURO STOXX 50® and STOXX® are registered trademarks of STOXX Ltd.

CFF® and Vestima® are registered trademarks of Clearstream International S.A.

Legal notice

Additional information and where to find it

In connection with the proposed business combination transaction, Alpha Beta Nether-lands Holding N.V. (the “Holding”) filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding and (2) an offering prospectus of the Holding to be used in connection with the Holding’s offer to acquire Deutsche Börse AG shares held by US holders. The Holding mailed the offering prospectus to Deutsche Börse AG shareholders in the United States in connection with its offer to acquire all of the outstanding shares of Deutsche Börse AG and filed an offer document with Bundesanstalt für Finanzdienst-leistungsaufsicht (“BaFin”, German Federal Financial Supervisory Authority) that has been published at the beginning of the acceptance period.

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction because they contain important information.

You may obtain a free copy of the proxy statement/prospectus and other related documents filed by NYSE Euronext and Deutsche Börse AG with the SEC on the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com and Deutsche Börse AG’s website at www.deutsche-boerse.com. The offer document is available at the Holding’s website at www.globalexchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euro-next. The final terms and further provisions regarding the public offer are disclosed in the offer document and in documents that have been or will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Börse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they contain important information. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the Internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the solicitation

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction.

Additional information regarding the interests of such potential participants are included in the proxy statement/prospectus, the offer document and the other relevant documents filed with the SEC.

Forward-looking statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, the Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Published by

Deutsche Börse AG 60485 Frankfurt /Main Germany www.deutsche-boerse.com

April 2011

Order number 1015-4086